UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HOMEAWAY, INC.

(Name of Subject Company)

HOMEAWAY, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

43739Q100

(CUSIP Number of Class of Securities)

Brian H. Sharples

President and Chief Executive Officer

HomeAway, Inc.

1011 W. Fifth Street, Suite 300

Austin, Texas 78703

(512) 684-1100

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul R. Tobias, Esq.

Robert T. Ishii, Esq.

Joseph M. Alcorta, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

900 South Capital of Texas Hwy

Las Cimas IV, Fifth Floor

Austin, TX 78746-5546

(512) 338-5400

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing is made in connection with that certain Agreement and Plan of Reorganization, dated as of November 4, 2015 by and among HomeAway, Inc., a Delaware corporation (“HomeAway”), Expedia, Inc., a Delaware corporation (“Expedia”) and HMS 1 Inc., a Delaware corporation and a direct wholly owned subsidiary of Expedia (“Purchaser”), and consists of:

1) A transcript of the joint investor conference call held by HomeAway and Expedia on November 4, 2015 (Exhibit 99.1); and

2) Email to HomeAway APAC employees (Exhibit 99.2).

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by HomeAway on November 5, 2015 (including all exhibits attached thereto) is incorporated herein by reference.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Expedia, Inc. (“Expedia”) and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (“SEC”). At the time the exchange offer is commenced, Expedia and its acquisition subsidiary will file a tender offer statement on Schedule TO, Expedia will file a registration statement on Form S-4, and HomeAway will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOMEAWAY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOMEAWAY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of HomeAway stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Expedia’s Investor Relations department at (425) 679-3759.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Expedia and HomeAway file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Expedia and HomeAway at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Expedia and HomeAway’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Similarly, statements herein that describe the proposed transaction, including its financial and operational impact, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Expedia or HomeAway stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to the ability of the parties to consummate the proposed transaction on a timely basis or at all and the satisfaction of the conditions precedent to consummation of the proposed transaction, including majority of HomeAway’s shares being validly tendered into the exchange offer, the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Expedia to successfully integrate HomeAway’s operations; the ability of Expedia to implement its plans, forecasts and other expectations with respect to HomeAway’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; and the other risks and important factors contained and identified in Expedia’s and HomeAway’s filings with the SEC, such as their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, any of which could cause actual results to differ materially from the forward-looking statements, the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) to be filed by Expedia and its acquisition subsidiary, the registration statement on Form S-4 to be filed by Expedia, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by HomeAway. The forward-looking statements included in this press release are made only as of the date hereof. Neither Expedia nor HomeAway undertakes any obligation to update the forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Exhibit Index

Exhibit Number	Description

99.1	Joint investor conference call transcript, dated November 4, 2015

99.2	Email to HomeAway APAC employees, first used November 5, 2015